                                                                  Exhibit (a)(8)


[GRAPHIC OMITTED]

PRESS RELEASE
Date:        April 24, 2000
Contact:     Leigh J. Abrams
             President and Chief Executive Officer
Phone:       (914) 428-9098         Fax:    (914) 428-4581
E Mail:      drew@drewindustries.com
      For Immediate Release

                      Drew Announces First Quarter Results

      White Plains, New York - April 24, 2000... Drew Industries Incorporated (AMEX: DW) today reported net sales of $74.7 million in the first quarter of 2000, a decrease of 13 percent from sales of $85.9 million in 1999. Sales by Drew's manufactured housing products segment decreased 25 percent to $50.6 million in 2000. However, sales by its recreational vehicle products segment increased 31 percent to $24.1 million.

      Earnings per share (diluted) decreased 26 percent to $.25 in the first quarter of 2000 from $.34 in 1999, while net income decreased 30 percent to $2.8 million.

      Our expectation of lower sales and profits materialized during the first quarter. Our customers, the producers of manufactured homes, have closed factories and reduced production schedules because of excess inventories of homes at dealers and manufacturers. In addition, tightened credit requirements coupled with rising interest rates, have slowed retail sales of manufactured homes.

      Partially offsetting the weak manufactured housing market has been the stellar performance of the Company's RV products segment. Industry sales have been strong, increasing approximately 12 percent over last year, while the Company's RV sales were up 31 percent. In response to increased demands resulting from our expanded market share in this segment, the Company plans to construct five new factories during 2000.

      During the first quarter, which is typically a slower time of the year, gross margins as a percent of sales remained stable compared to last year's first quarter. While selling, general and administrative expenses were down in dollar terms, they increased as a percent of sales due to the effect of lower sales on fixed costs.

      We anticipate that conditions in the manufactured housing industry will continue to adversely impact Drew's operating results for the balance of 2000, as the manufactured housing industry reduces its inventory of unsold homes. In addition, higher material costs, increasing labor costs in certain areas, and higher interest rates will affect operations in the near term. However, the Company has maintained relationships with its customers, and has recently increased market share. As a result, the Company is well positioned for the recovery of the manufactured housing industry.

      Drew, through its wholly-owned subsidiaries, Kinro, Lippert and Shoals, supplies a wide variety of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, roofs and new and refurbished axles. The Company also distributes new and refurbished tires. The Company operates 39 plants in 18 states.

      This press release contains certain statements, including the Company's plans regarding its operating strategy, its products and performance and its views of industry prospects, which could be construed to be forward looking statements within the meaning of the Securities Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance.

      The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass and tires), adverse weather conditions impacting retail sales, inventory adjustments by retailers, availability and costs of labor, and interest rates. In addition, general economic conditions may affect the retail sale of manufactured homes and RV's. [ ]

                          DREW INDUSTRIES INCORPORATED

                                OPERATING RESULTS

                                                                    Quarter Ended March 31,                     Last Twelve
                                                                2000                      1999                    Months
                                                                ----                      ----                    ------
(In thousands, except per share amounts)
Net sales                                                     $   74,660               $   85,887               $   313,228
Cost of sales                                                     58,572                   67,614                   240,087
                                                              ----------               ----------               -----------
    Gross profit                                                  16,088                   18,273                    73,141
Selling, general and administrative expenses                      10,587                   10,717                    43,262
                                                              ----------               ----------               -----------
    Operating profit                                               5,501                    7,556                    29,879
Interest expense                                                     869                    1,003                     3,234
                                                              ----------               ----------               -----------
    Income before income taxes                                     4,632                    6,553                    26,645
Provision for income taxes                                         1,872                    2,611                    10,636
                                                              ----------               ----------               -----------
Net income                                                    $    2,760               $    3,942               $    16,009
                                                              ==========               ==========               ===========
Net income per common share:
    Basic                                                     $      .25               $      .35               $      1.41
                                                              ==========               ==========               ===========
    Diluted                                                   $      .25               $      .34               $      1.41
                                                              ==========               ==========               ===========
Weighted average common shares outstanding:

    Basic                                                         11,189                   11,396                    11,333
                                                              ==========               ==========               ===========
    Diluted                                                       11,192                   11,475                    11,368
                                                              ==========               ==========               ===========
Depreciation and amortization                                 $    2,105               $    1,956               $     8,291
                                                              ==========               ==========               ===========


                                                       BALANCE SHEET INFORMATION


                                                                                                     March 31,
                                                                                      --------------------------------------
(In thousands, except per share amounts and ratios)                                       2000                      1999
                                                                                          ----                      ----

Current assets
    Cash and short term investments                                                   $     3,507               $      4,731
    Accounts receivable, net                                                               19,730                     18,437
    Inventories                                                                            34,767                     30,513
    Prepaid expenses and other current assets                                               4,179                      4,528
                                                                                      -----------               ------------
       Total current assets                                                                62,183                     58,209
Fixed assets, net                                                                          55,796                     44,114
Goodwill, net                                                                              45,637                     47,437
Other assets                                                                                4,525                      5,448
                                                                                      -----------               ------------
       Total assets                                                                   $   168,141               $    155,208
                                                                                      ===========               ============
Current liabilities

    Current maturities of long-term obligations                                       $     9,279               $        788
    Accounts payable and accrued expenses                                                  28,362                     27,987
                                                                                      -----------               ------------
       Total current liabilities                                                           37,641                     28,775
Long-term indebtedness                                                                     43,219                     51,747
Other long-term obligations                                                                 2,110                      1,665
                                                                                      -----------               ------------
       Total liabilities                                                                   82,970                     82,187
       Total stockholders' equity                                                          85,171                     73,021
                                                                                      -----------               ------------
       Total liabilities and stockholders' equity                                     $   168,141               $    155,208
                                                                                      ===========               ============

Current ratio                                                                                 1.7                        2.0
Total debt to equity                                                                          0.6                        0.7
Book value per share                                                                  $      7.67               $       6.35